June 28, 2007

Richard G. Smith
Senior Vice President and Chief Financial Officer
Deerfield Triarc Capital Corp.
6250 N. River Road
Rosemont, Illinois 60018

**Re:    Deerfield Triarc Capital Corp.**
**Preliminary Proxy Statement on Schedule 14A**
**Registration No. 001-32551**
**Filed on May 25, 2007**

Dear Mr. Smith:

This is to advise you that we have reviewed your response letter dated June 11, 2007 and have the following comment:

1.    We note your response to comment 1.  Please provide us with a detailed legal analysis as to why you believe that registering the resale of the shares of common stock being issued to Deerfield & Company LLC's members before those shares are issued to the members is a valid PIPE transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director